UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

General Employment Enterprises, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

369730106
(CUSIP Number)

Joshua S. Lev
Manager
Aracle Management, LLC
1 Penn Plaza, Suite 2411
New York, NY 10119
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Aracle Management, LLC 46-2865495
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 2,250,000
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 2,250,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.29%
12.	TYPE OF REPORTING PERSON (see instructions) OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Aracle SPF I, LLC 32-0435738
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 2,250,000
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 2,250,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.29%
12.	TYPE OF REPORTING PERSON (see instructions) OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joshua S. Lev
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 2,250,000
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 2,250,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.29%
12.	TYPE OF REPORTING PERSON (see instructions) IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark I. Lev
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 2,250,000
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 2,250,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.29%
12.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.

(a)	Name of Issuer

General Employment Enterprises, Inc. (the “Company” or “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

184 Shulman Blvd., Suite 420. Naperville, IL 60563

Item 2.

(a)	Name of Person Filing

This Schedule 13G is filed by Aracle SPF I, LLC (the “Fund”), Aracle Management LLC (the “Aracle Management”) as its manager, Mr. Mark I. Lev and Mr. Joshua S. Lev (collectively the “Individual Managers”) as officers and control persons of Aracle Management. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Aracle Management is the sole Manager of the Fund which is managed by the Individual Managers. The securities of the Issuer being reported on herein are held only in the name of the Fund. Each of the Reporting Persons may be deemed to share beneficial ownership of the securities held by the Fund.  Messer’s Lev serve as the elected Managers of Aracle Management, which is the sole member and control person of the Fund.  The Managers disclaims direct beneficial ownership of these securities. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The members of the Fund do not have any voting or direct or indirect dispositive interest in the securities held by the Fund.

This Report amends the previous Schedule 13G, Date of Event April 10, 2014 as filed by the Reporting Persons, so as to reflect a decrease in the percentage of ownership by the Fund of the Company’s securities from 13.8% down to 8.29% as of December 30, 2014.

(b)	Address of the Principal Office or, if none, residence

1 Penn Plaza, Suite 2411. New York, NY 10119

(c)	Citizenship

Delaware

(d)	Title of Class of Securities

Common Stock, without Par Value (the “Common Stock”)

(e)	CUSIP Number

369730106

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,000,000 shares of Common Stock at 1,250,000 shares of Common Stock issuable upon exercise of Warrants.

(b)	Percent of class: 8.29%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

(ii)	Shared power to vote or to direct the vote 2,250,000*

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of 2,250,000*

The securities include 1,000,000 shares of Common Stock and 1,250,000 shares of Common Stock underlying the Warrants which were exercisable on October 1, 2014. The form of Warrant issued has been filed as Exhibit 10.1 of the company’s Quarterly Report on Form 10-Q for the period ended March 31, 2014, the provisions of which are incorporated by reference herein.

Background:

As previously reported, on March 31st,, 2014 the Fund entered into a securities purchase agreement with the Company whereby the Fund purchased an aggregate of 2,375,000 shares of Common Stock and 1,187,500 Warrants from the Company for an aggregate purchase price of $475,000. On April 10th, 2014 the Fund entered into a second securities purchase agreement whereby the Fund purchased an additional of 125,000 shares of Common Stock and 62,500 Warrants for an aggregate purchase price of $25,000. The Warrants became exercisable by their terms 6 months from the dates of their respective purchase (1,187,500 on October 1, 2014, and the remaining 62,500 on October 11, 2014, respectively) at a price of $0.25 per share. None of the warrants have been exercised. The Warrants were filed as Exhibit 10.1 to the Quarterly Report of the Company for the period ended March 31, 2014.

This Amendment on Schedule 13G/A is being filed by the Reporting Persons to reflect the change in beneficial ownership by the Fund and Reporting Persons from 13.8% down to 8.29%, a change of greater than 5%.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

The Fund does not hold any securities on behalf of other persons.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.  Identification and Classification of Members of the Group.

 See Item 2 and Item 4 above.

Item 9.  Notice of Dissolution of Group.

 N/A

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Aracle SPF I, LLC
By Aracle Management, LLC ***

By:	/s/ Joshua S. Lev	December 30, 2014
Joshua S. Lev, Manager		Date
**Signature of Reporting Person

Aracle Management, LLC ***

By:	/s/ Joshua S. Lev	December 30, 2014
Joshua S. Lev, Manager		Date
**Signature of Reporting Person

Joshua S. Lev
By:	/s/ Joshua S. Lev	December 30, 2014
Joshua S. Lev, Manager		Date
**Signature of Reporting Person

Mark I. Lev
By:	/s/ Mark I. Lev	December 30, 2014
Mark I. Lev, Manager		Date
**Signature of Reporting Person